EXHIBIT 99.1

Connect Biopharma Reports First Half 2022 Financial Results

and Provides Business Update

– Company expects to report top-line data from China pivotal trial for lead drug candidate CBP-201 in atopic dermatitis in October 2022–

– Company to Host Conference Call Today at 4:30 p.m. ET –

SAN DIEGO and TAICANG, SUZHOU, China – September 13, 2022 – Connect Biopharma Holdings Limited (Nasdaq: CNTB) (Connect Biopharma or the Company), a global, clinical-stage biopharmaceutical company developing T cell-driven therapies to treat inflammatory diseases, today announced financial results for the six-month period ended June 30 and recent corporate highlights.

“2022 has been a dynamic year for Connect Biopharma so far, with clinical progress in all three of our drug candidates, CBP-201, in atopic dermatitis (AD) (Global Phase 2b trial), CBP-307 (Phase 2), in ulcerative colitis (UC), and recently announced positive data for our third candidate, CBP-174, in pruritus, each of which has the potential to address large patient populations with persistent unmet medical needs,” said Zheng Wei, Ph.D., Co-founder and CEO of Connect Biopharma.

“With respect to our lead drug candidate, CBP-201, based on recent feedback from China’s Center for Drug Evaluation (CDE) on the CBP-201 China pivotal AD trial, we expect to report top-line data from the stage 1, 16-week treatment period, in October, which is earlier than we had anticipated. With these data, we plan to initiate discussions with the CDE which, if positive, could result in a New Drug Application (NDA) filing as early as 2024 for commercial launch in China. We remain confident that ongoing and future studies will continue to demonstrate the therapeutic potential of CBP-201 with a convenient dosing schedule for patients with AD as well as for other inflammatory-mediated diseases. To that end, we anticipate, by the end of this year, initiating our global CBP-201 Phase 3 trial in AD and in the first half of 2023, completing enrollment in the CBP-201 global Phase 2 trial in asthma,” concluded Dr. Zheng.

First Half 2022 Highlights

•
Announced the top-line data from a global Phase 2b clinical trial evaluating CBP-201 in patients with moderate-to-severe AD, in which CBP-201 met all primary and key secondary efficacy endpoints, with favorable safety data.
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Completed enrollment in a China pivotal study evaluating CBP-201 in patients with moderate-to-severe AD.
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Completed an end of Phase 2 meeting with the U.S. Food and Drug Administration (FDA) prior to the planned initiation of a global Phase 3 clinical program to evaluate CBP-201 in patients with moderate-to-severe AD.
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Announced the top-line data from a global Phase 2 clinical trial evaluating CBP-307 in patients with UC, in which a key secondary efficacy endpoint of Clinical Remission in Adapted Mayo score was met.
•
Named Chin Lee, M.D., MPH, Chief Medical Officer. Dr. Lee’s 15+ year career includes extensive experience in inflammation and immunology drug development and spans key roles at companies including Theravance, Genentech, Eli Lilly and Abbott.

Completed and Anticipated Upcoming Milestones

•
CBP-201 in AD:
•
China pivotal trial: On track to report top-line primary analysis data in October
•
On track to initiate a global Phase 3 trial by the end of 2022
•
CBP-201 in Asthma: Anticipate completing enrollment in the global Phase 2 trial in the first half of 2023 andreporting its top-line results in the second half of 2023, both timelines delayed approximately six months due to enrollment challenges from the pandemic and the war in Ukraine.
•
CBP-307 in UC: On track to complete Phase 2 maintenance phase by the end of 2022. The Company believes the top-line results at 12 weeks warrant further clinical development and is exploring strategic partnerships to progress CBP-307 into future trials
•
CBP-174 in Pruritus: Reported the successful completion of the Phase 1 single ascending dose trial on August 30 in which CBP-174 was observed to be safe and well-tolerated with no serious adverse events and no dose-limiting toxicities identified

First Half 2022 Financial Results

•
Cash, cash equivalents, and short-term and long-term investments were RMB 1,429.1 million (USD 212.9 million) as of June 30, 2022, compared to RMB 1,706.9 million as of December 31, 2021. The decrease was mainly due to ongoing research and development (R&D) and administrative costs associated with the Company’s clinical drug programs. The Company believes it has sufficient cash and investments to support planned operations into at least 2024 based on its current operating plans. Short-term and long-term investments are indicated as Investments: Financial Assets at Fair Value Through Other Comprehensive Income in the balance sheet.

•
R&D expenses increased to RMB 340.8 million (USD 50.8 million) for the six months ended June 30, 2022, from RMB 217.8 million for the six months ended June 30, 2021. This increase was driven primarily by higher clinical trial-related expenses for CBP-201, including expenses related to advancing CBP-201 for AD in China, and ongoing global Phase 2 trial costs for CBP-201 in asthma, and global Phase 2 trial costs for CBP-307 in UC, as well as higher personnel costs for additional R&D headcount.

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Administrative expenses increased to RMB 71.8 million (USD 10.7 million) for the six months ended June 30, 2022, compared with RMB 48.0 million for the six months ended June 30, 2021. The increase was primarily due to higher personnel costs, including stock-based compensation expenses, higher professional services costs, and other costs associated with building out a public-company infrastructure and supporting clinical trials.

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Net loss totaled RMB 401.3 million (USD 59.8 million) for the six months ended June 30, 2022, compared with a net loss of RMB 942.5 million for the six months ended June 30, 2021. The net loss in in the prior year period was higher due to the recognition of RMB 674.3 million of fair value adjustments on preferred stock, which was converted to common stock in last year’s IPO.

Conference Call and Webcast Details

To participate in today’s conference call or webcast, at 4:30 p.m. EDT/1:30 p.m. PDT today, please follow these options:

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To listen to the live webcast of the conference call, or the replay, which will be available for 12 months, investors can follow this link: https://edge.media-server.com/mmc/p/vftshcme.

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To participate in the live telephone conference call, follow this link to register in advance: Registration Link for Teleconference Dial In. Upon registering, a dial-in number and unique PIN will be generated and is required to join the conference call.

About Connect Biopharma Holdings Limited

Connect Biopharma is a U.S. and China-based clinical-stage biopharmaceutical company dedicated to improving the lives of patients with inflammatory diseases through the development of therapies derived from T cell research. The Company is building a rich pipeline of proprietary small molecules and antibodies, using functional T cell assays, to screen and discover potent product candidates against validated immune targets. The Company’s lead product candidate, CBP-201, is an antibody designed to target interleukin-4 receptor alpha (IL-4Rα) in development for the treatment of atopic dermatitis and asthma. The Company’s second most advanced product candidate, CBP-307, is a modulator of S1P1 T cell receptor and is in development for the treatment of ulcerative colitis (UC). The Company’s third product candidate, CBP-174, is a peripherally acting antagonist of histamine receptor 3, for the treatment of pruritus associated with AD. For more information, please visit: https://www.connectbiopharm.com/

Forward-Looking Statements

Connect Biopharma cautions that statements included in this press release that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,”“expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s plans to advance the development of its product candidates, the timing of achieving any development or regulatory milestones, and the potential of such product candidates, including to achieve any benefit or profile or any product approval, as well as the ability of its current cash and investments position to support planned operations. The inclusion of forward-looking statements should not be regarded as a representation by Connect Biopharma that anyof itsplans will be achieved. Actual results maydiffer materially from those set forth in this release due to the risks and uncertainties inherentinthe Company’sbusiness and other risks described in the Company’s filings with the Securities and ExchangeCommission (SEC), including the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2022, and its other reports. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof,and Connect Biopharma undertakes no obligation to revise or update this news releaseto reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in Connect Biopharma’s filings with the SEC whichare available from the SEC’s website (www.sec.gov) and onConnect Biopharma’s website(www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in theirentirety by this cautionary statement. This caution is made under the safe harborprovisions of Section 21E of the Private Securities Litigation ReformAct of 1995.

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Statements of Loss

	For Six Months Ended June 30,
	2021	2022	2022
	RMB’000	RMB’000	USD’000
			(1)

Research and development expenses	(217,806)	(340,775)	(50,776)
Administrative expenses	(47,965)	(71,830)	(10,703)
Other income	5,041	1,584	236
Other (losses)/gains - net	(7,640)	9,241	1,378

Operating loss	(268,370)	(401,780)	(59,865)

Finance income	180	1,294	193
Finance cost	(22)	(58)	(9)

Finance income - net	158	1,236	184

Fair value loss of financial instruments with preferred rights	(674,269)	-	-

Loss before income tax	(942,481)	(400,544)	(59,681)
Income tax expense	-	(737)	(110)

Loss	(942,481)	(401,281)	(59,791)

Loss attributable to：
Owners of the Company	(942,481)	(401,281)	(59,791)

Loss per share
	RMB	RMB	USD
Loss attributable to the owners of the Company (’000)	(942,481)	(401,281)	(59,791)
Weighted average number of ordinary shares outstanding	46,935,542	55,064,947	55,064,947

Basic and diluted	(20.1)	(7.3)	(1.1)

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Balance Sheets

	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB’000	RMB’000	USD’000
			(1)
ASSETS
Non-current assets
Property, plant and equipment	59,337	66,700	9,938
Right-of-use assets	22,821	25,354	3,778
Intangible assets	560	529	79
Investments:
Financial assets at fair value through other comprehensive income	-	149,681	22,303
Other non-current assets	18,806	5,606	835
Total non-current assets	101,524	247,870	36,933

Current assets
Cash and cash equivalents	1,706,880	948,765	141,366
Other receivable and prepayments	47,255	47,832	7,127
Investments:
Financial assets at fair value through other comprehensive income	-	330,673	49,270

Total current assets	1,754,135	1,327,270	197,763
Total assets	1,855,659	1,575,140	234,696

LIABILITIES
Non-current liabilities
Lease liabilities	163	2,248	335
Deferred income	5,000	4,816	718
Total non-current liabilities	5,163	7,064	1,053

Current liabilities
Lease liabilities	630	1,518	226
Trade payables	81,195	101,627	15,142
Other payables and accruals	32,840	35,441	5,281
Total current liabilities	114,665	138,586	20,649
Total liabilities	119,828	145,650	21,702
Net assets	1,735,831	1,429,490	212,994

SHAREHOLDERS’ EQUITY
Share capital	66	66	10
Share premium	4,094,434	4,094,434	610,072
Treasury shares	(1,164)	(1,164)	(173)
Share-based compensation reserve	61,904	89,798	13,380
Other reserves	(41,244)	25,802	3,843
Accumulated losses	(2,378,165)	(2,779,446)	(414,138)
Total shareholders’ equity	1,735,831	1,429,490	212,994

Total liabilities and shareholders’ equity	1,855,659	1,575,140	234,696

(1) Translations of the consolidated balance sheet and the consolidated statement of loss from RMB into USD as of and for the six-month period ended June 30, 2022, are solely for the convenience of the readers and calculated at the rate of USD1.00=RMB 6.7114, representing the exchange rate as of June 30, 2022, set forth in the China Foreign Exchange Trade System. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate, on June 30, 2022, or any other date.

INVESTOR CONTACT:
Ina McGuinness

805.427.1372

imcguinness@connectpharm.com

Corporate Contacts:

info@connectpharm.com